Exhibit 99.1

Hanwha SolarOne Reaches RMB 3.5 Billion Credit Agreement with the

Bank of Beijing

SHANGHAI, December 2, 2013 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it has finalized a framework agreement with the Bank of Beijing for access to up to RMB3.5 billion (approximately US$574 million) of credit over the next three years. Specific drawdowns are subject to the approval procedures of the Bank of Beijing, including reviews of the specific applicable project information.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, commented, “We are pleased to have continued our banking relationship with the Bank of Beijing. This is an important component to support our emphasis on a strengthening downstream business in China. We currently have 250 MW in our pipeline. We expect to build up our EPC competency and project track record and develop an IPP business, including through strategic partnerships in China now under active discussion.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

About Bank of Beijing

Bank of Beijing was established in January 1996 and has developed as a listed bank with Sino-foreign strategic partnership. In the past 15 years, relying on the booming domestic economy, the Bank has achieved several milestones, including introducing overseas strategic investors, public listing, setting up regional operations throughout China, establishing representative offices in Hong Kong and Amsterdam, and initiated Bank of Beijing Consumer Finance Company. The Bank has also established the insurance joint venture BoB-ING Life Insurance. On the latest World Top 1000 Banks list issued by “The Banker”, Bank of Beijing ranks number 145 in terms of tier 1 capital. The Bank has received a number of honors from the public including “Best Regional Bank”, “2009 Top 10 listed Asian banks” and “Top 100 Chinese listed companies”.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

    Paul Combs

    V.P. of Investor Relations

    6th Floor, Yongda International Tower

    2277 Longyang Road, Shanghai, PRC 201204

    P. R. China

    Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

    E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.